February 19, 2019

Bob Komin
Chief Financial Officer
Sunrun Inc.
595 Market Street, 29th Floor
San Francisco, California 94105

       Re: Sunrun Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 6, 2018

Dear Mr. Komin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction